UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2026

Next Thing Technologies Inc.

(Exact name of issuer as specified in its charter)

Delaware	84-2921567
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2180 Vista Way Unit B, #1096, Oceanside, California 92054

(Full mailing address of principal executive offices)

(858) 371-3151

(Issuer’s telephone number, including area code)

In this report, the term “Next Thing” or “the company” refers to Next Thing Technologies, Inc., a Delaware corporation.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ESTIMATE THE HAPPENING OF FUTURE EVENTS AND ARE NOT BASED ON HISTORICAL FACT. FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, STATEMENTS REGARDING: OUR STRATEGIC FOCUS AND GROWTH PLANS; OUR CUSTOMER AGREEMENTS AND PARTNERSHIPS; OUR SCIENTIFIC PARTNERSHIPS AND ANY ANTICIPATED COST OR PERFORMANCE BENEFITS; OUR LABORATORY INTEGRATION MILESTONES AND CONTINUED DEVELOPMENT ACTIVITIES; OUR COST MANAGEMENT INITIATIVES; OUR INTELLECTUAL PROPERTY STRATEGY; OUR FUTURE CAPITAL FORMATION ACTIVITIES, INCLUDING THE TIMING AND OUTCOME OF ANY FUTURE OFFERING QUALIFICATIONS AND OUR ABILITY TO RAISE CAPITAL UNDER FUTURE OFFERINGS OR OTHER STRUCTURES; AND OUR ABILITY TO EXECUTE ON OUR DEVELOPMENT AND OPERATIONAL PLANS IN LIGHT OF OUR CAPITAL FORMATION STATUS. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “MAY,” “COULD,” “ESTIMATE,” “PROJECT,” “PLAN,” “PREDICT,” “PROBABLE,” “POSSIBLE,” “SHOULD,” “CONTINUE,”,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes included in this report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in in the Company’s Offering Circular, as amended, incorporated herein.

Overview

Next Thing Technologies, Inc. was formed on August 26, 2019 under the laws of the state of Delaware, and is headquartered in Oceanside, California. Next Thing is a research and development and technology company creating and investing in technology for personal, commercial and government use. Next Thing is developing Next Bolt, which we intend to be an affordable, modular, safe, and easier-to-install battery for individuals and businesses. The company’s current development and commercial focus is on commercial customers, including data center applications.

Results of Operations for the six months ended June 30, 2026 and 2025

Since its founding in 2019, the company has been supported by its founders and its offerings of securities under Regulation Crowdfunding and Regulation A while it has focused on efforts related to the initial development of the company’s core product. The company has not yet begun generating revenues. During the six months ended June 30, 2026, the company operated at a reduced scale while it worked to secure additional financing.

Operating Expenses

Operating expenses of the Company were composed of selling, general and administrative expenses and research and development expenses.

For the six months ended June 30, 2026, the Company incurred $458,258 in operating expenses, as compared to $1,069,391 in operating expenses incurred for the six months ended June 30, 2025, representing a 57% decrease.

Selling, general and administrative expenses

Selling, general and administrative expenses are comprised primarily of legal, payroll, stock option expense and contractor professional services related to establishing the business infrastructure, maintaining compliance, raising capital and technology development. The total expense decreased by $539,899 or 62% to $334,196 for the six months ended June 30, 2026 compared to $874,095 for the six months ended June 30, 2025. This decrease is primarily attributed to the decrease in advertising of $663,039 or 99% to $6,162 for the six months ended June 30, 2026 from $669,201 for the six months ended June 30, 2025. Additionally, contractor expense increased by $39,597, or 92%, to $82,606 during the six months ended June 30, 2026 from $43,009 for the six months ended June 30, 2025 and stock option expense during the six months ended June 30, 2026 amounted to $0 compared to $8,262 for six months ended June 30, 2025.

Research and development expenses

Research and development expenses are related to costs incurred for technology development. The research and development expenses are comprised of payroll, third party contractors, depreciation and stock option expense. The total expense decreased by $71,234 or 36% to $124,062 for the six months ended June 30, 2026 compared to $195,296 for the six months ended June 30, 2025. The decrease was due to a $45,891, or 93%, reduction in third-party contractors during the six months ended June 30, 2026 of $3,375 to $49,266 for the six months ended June 30, 2025. The stock option expense during the six months ended June 30, 2026 amounted to $30,187 compared to $39,921 during the six months ended June 30, 2025.

Other Income

Other income consists of interest and dividend income and increased by $1,884 or 72% to $4,487 for the six months ended June 30, 2026 compared to $2,603 for the six months ended June 30, 2025.

Net Loss

Accordingly, the company’s net loss decreased by $613,017 or 57% to $453,771 for the six months ended June 30, 2026 compared to $1,066,788 during the six months ended June 30, 2025.

Liquidity and Capital Resources

As of June 30, 2026, the company had $661,818 in cash and cash equivalents compared to $887,817 in cash and cash equivalents as of December 31, 2025.

Net cash used in operating activities was $309,903 and $927,416 for the six months ended June 30, 2026 and 2025, respectively.

To date, the company’s operations have been primarily financed by loans from its founders, which have been repaid, and by sales of shares of stock pursuant to Regulation Crowdfunding and Regulation A.

We are reliant on our cash and cash equivalent balances, and proceeds from our capital raising activities, including, but not limited to, our current Regulation Crowdfunding offering, to meet our liquidity and capital expenditure requirements for the next 12 months. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations. If the Company is unable to obtain sufficient amounts of additional capital, the Company will be required to modify the near-term scope of its planned development and operations, which would delay implementation of the Company’s business plan and harm its business, financial condition, and operating results. Our ability to continue operations beyond our current cash runway is dependent on our success in completing future capital formation activities, which is not assured.

See Note 2 regarding substantial doubt about the Company’s ability to continue as a going concern.

Equity Issuances

During the six months ended June 30, 2026, the Company issued 24,080 shares of Class A common stock for gross proceeds of $84,133 in final closings of subscriptions received before its Regulation A offering. The gross proceeds include $12,694 received before December 31, 2025 for shares that had not been issued at that date. The Company also collected the $14,452 holdback receivable recorded at December 31, 2025. The Company incurred $1,987 of offering costs related to the Regulation A offering, excluding marketing costs. Such offering costs are accounted for in accordance with applicable U.S. GAAP based on the nature of the costs and the related securities transactions.

As of June 30, 2026 and December 31, 2025, $413,169 payable to the Class B selling shareholders remained outstanding.

Contractor Dispute

As disclosed in the Company’s annual report on Form 1-K for the year ended December 31, 2025, a former contractor filed an administrative wage claim against the Company with the California Department of Industrial Relations, Division of Labor Standards Enforcement. Subsequent to June 30, 2026, in September 2026 the Company received a demand letter from the contractor’s counsel asserting claims in connection with the matter.

The Company has retained outside counsel, continues to believe the claim is without merit, and intends to defend the matter. As of June 30, 2026, the Company has recorded an accrual for the amount management believes is probable and reasonably estimable with respect to this matter, which significantly differs from that in the claim. The amount accrued is not disclosed because management believes disclosure of the amount could prejudice the Company’s position in the ongoing dispute. The ultimate resolution of this matter could differ from the amount accrued. An adverse outcome significantly beyond our accrual could have a material effect on our financial condition.

Plan of Operations

Next Bolt remains in the prototype testing stage. The company has not yet built a commercial-size prototype, obtained safety certifications, begun pilot installations or sold any batteries.

The company’s development plans depend on raising additional capital. Delays in the Company’s fundraising efforts have delayed that development. Due to these delays, the company reduced its spending to preserve cash and deferred development activities that require significant capital, including hiring the engineering staff needed to begin work on a commercial-scale system.

Our primary objective is to secure the necessary capital to execute our strategic vision in what is a capital-intensive and competitive industry. Fundraising is essential to our success and will guide the extent to which we can pursue key initiatives. In parallel with raising capital, we will explore supplementary funding opportunities through grants, government programs, and strategic partnerships.

Contingent upon securing sufficient funding, our focus will shift to several operational priorities, including:

●	Developing documented case studies to facilitate partnership development with additional testing needed for further case studies.

●	Advancing next-generation prototypes through additional testing as part of our ongoing research and development (R&D) efforts.

●	Secure additional funding to enable hiring key personnel to strengthen our technical and operational teams.

●	Expanding intellectual property (IP), particularly in battery performance.

●	Pursuing manufacturing and licensing opportunities.

●	Applying for government incentives, grants, and tax credits, requiring dedicated resources.

●	Building a commercial-level prototype, focusing in the short term on improving the core cell chemistry to make the technology truly disruptive and market-ready, to enable business development, case study partnerships, and future sales.

●	Expanding lab capabilities and exploring collaborations with external research labs.

●	Developing lead channels supporting product distribution and sales, with potential early revenue.

●	Resuming development of complementary technology that enhances battery performance and efficiency once product lines are closer to production; this work was paused to concentrate resources.

Our plan is flexible and scalable, with exact steps influenced by the level of funds raised. While our primary focus is on battery technologies, we will also explore tangential innovations that improve system efficiency, overall performance and commercial development pathways.

Given the iterative nature of R&D, timelines are subject to change. Prior reports estimated a production model within three years. Because development has been delayed pending full financing, that estimate is no longer current; we expect to reassess our development timeline once we secure the financing needed to resume full development and cannot currently provide a revised estimate.

We are excited about the potential our technology offers, but much of our ability to achieve these goals depends on securing the necessary funding. Each step will be carefully timed and scaled according to available capital, ensuring adaptability to market conditions while staying focused on long-term success.

We have advanced our research and development efforts, laying important groundwork for future technological improvements. As is common with innovative R&D, the process is iterative, and timelines are subject to various factors, most critically the availability of funding. While we are encouraged by initial signs, significant capital is required to move definitively towards a production-ready model. Our planned capital raising is key to securing these necessary resources which can also enable potential grant income. We have not received any grant funding to date, and pursuing grants on a larger scale would require dedicated personnel.

Pending successful fundraising and R&D outcomes, we currently anticipate this development phase could take approximately 3 years but this is an estimate and depends heavily on receiving full funding in a timely manner. We are committed to strategically deploying funds as they become available to maximize progress.

Trend Information

In the views of management, energy security has become a greater focus of national policy. In addition, consumers and businesses have experienced higher energy prices, and electricity demand is growing with electric vehicles and data centers, including those serving artificial intelligence. As a result, management believes interest in energy storage is increasing, including among commercial and data center customers. Federal incentives have also changed: legislation enacted in July 2025 ended the residential clean energy credit, which covered home battery storage, for expenditures after December 31, 2025, and made some energy storage projects that begin construction after December 31, 2025 ineligible for certain federal tax credits. The extent of federal support available for our products when we are ready for production is uncertain.

We see a potential drawback with increased competition in this space as more electric storage companies enter the market, which could result in competition for talent making it harder to hire research and development teams. Further, volatility of demand for lithium and other battery materials requires risk planning. This potentially makes it harder for us to enter into test markets. With increased costs and competition for talent, materials and manufacturing capacity, the timeline to launch products into market might be increased, which will affect our ability to spend money on R&D and other initiatives.

Additionally, with this additional competition there might be price pressure for our products. If the company is forced to engage in price wars to gain market share, it might be compelled to lower its expenses in R&D and other parts of its operations.

FINANCIAL STATEMENTS

NEXT THING TECHNOLOGIES, INC.

FINANCIAL STATEMENTS

UNAUDITED

JUNE 30, 2026 AND DECEMBER 31, 2025

NEXT THING TECHNOLOGIES, INC.

BALANCE SHEETS

UNAUDITED

	June 30,	December 31,
	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	$661,818	$887,817
Subscription receivable	-	14,452
Prepaid expenses	7,540	22,815
Due from related party	1,122	1,122
Total current assets	670,480	926,206
Property and equipment, net	11,173	13,662
Investment, cost basis	9,178	9,178
Intangible assets	923	923
Other assets	550	-
Total assets	$692,304	$949,969

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$181,702	$85,235
Shareholder payable	413,169	413,169
Pending investments	-	12,694
Total liabilities	594,871	511,098

Commitments and contingencies

Stockholders’ equity:
Series Seed Preferred stock, $0.00001 par value, 2,620,394 shares authorized, 2,620,394 and 2,620,394 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively; liquidation preference of $5,083,564 as of both June 30, 2026 and December 31, 2025	26	26
Undesignated Preferred stock, $0.00001 par value, 7,379,606 shares authorized as of June 30, 2026 and December 31, 2025	-	-
Class A common stock, $0.00001 par value, 32,000,000 shares authorized, 877,739 and 853,659 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	9	9
Class B common stock, $0.00001 par value, 18,000,000 shares authorized, 12,123,715 and 12,123,715 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	121	121
Additional paid-in capital	7,873,717	7,761,384
Treasury stock, 5,761,523 shares of Class B common stock	(60)	(60)
Accumulated deficit	(7,776,380)	(7,322,609)
Total stockholders’ equity	97,433	438,871
Total liabilities and stockholders’ equity	$692,304	$949,969

See accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS

UNAUDITED

	Six Months Ended
	June 30,
	2026	2025

Revenues	$-	$-

Operating expenses:
Selling, general and administrative	334,196	874,095
Research and development	124,062	195,296
Total operating expenses	458,258	1,069,391

Loss from operations	(458,258)	(1,069,391)

Other income (expense), net:
Dividend income	4,487	2,603
Total other income (expense), net	4,487	2,603

Net loss	$(453,771)	$(1,066,788)

Weighted average common shares outstanding - basic and diluted	13,000,904	12,650,483
Net loss per common share - basic and diluted	$(0.03)	$(0.08)

See accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

UNAUDITED

	Series Seed		Common Stock				Additional				Total
	Preferred Stock		Class A		Class B		Paid-in	Accumulated	Treasury Stock		Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Shares	Amount	Equity
Balances at December 31, 2024	2,620,394	$26	391,630	$4	12,198,957	$122	$5,598,779	$(5,200,385)	5,761,523	$(60)	$398,486
Issuance of common stock pursuant to Regulation A offering	-	-	203,334	2	-	-	1,317,167	-	-	-	1,317,169
Issuance of Class A common stock sold by Class B shareholders	-	-	30,617	-	(30,617)	-	(183,700)	-	-	-	(183,700)
Stock option expense	-	-	-	-	-	-	48,183	-	-	-	48,183
Offering costs	-	-	-	-	-	-	(51,132)	-	-	-	(51,132)
Net loss	-	-	-	-	-	-	-	(1,066,788)	-	-	(1,066,788)
Balances at June 30, 2025	2,620,394	$26	625,581	$6	12,168,340	$122	$6,729,297	$(6,267,173)	5,761,523	$(60)	$462,218

See accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

UNAUDITED

	Series Seed		Common Stock				Additional				Total
	Preferred Stock		Class A		Class B		Paid-in	Accumulated	Treasury Stock		Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Shares	Amount	Equity
Balances at December 31, 2025	2,620,394	$26	853,659	$9	12,123,715	$121	$7,761,384	$(7,322,609)	5,761,523	$(60)	$438,871
Issuance of common stock pursuant to Regulation A offering	-	-	24,080	-	-	-	84,133	-	-	-	84,133
Stock option expense	-	-	-	-	-	-	30,187	-	-	-	30,187
Offering costs	-	-	-	-	-	-	(1,987)	-	-	-	(1,987)
Net loss	-	-	-	-	-	-	-	(453,771)	-	-	(453,771)
Balances at June 30, 2026	2,620,394	$26	877,739	$9	12,123,715	$121	$7,873,717	$(7,776,380)	5,761,523	$(60)	$97,433

See accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS

UNAUDITED

	Six Months Ended
	June 30,
	2026	2025
Cash flows from operating activities:
Net loss	$(453,771)	$(1,066,788)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,489	2,276
Stock option expense	30,187	48,183
Change in operating assets and liabilities:
Interest receivable	-	-
Prepaid expenses	15,275	1,800
Other assets	(550)	-
Accounts payable and accrued expenses	96,467	87,113
Net cash used in operating activities	(309,903)	(927,416)
Cash flows from investing activities:
Acquisition of property and equipment	-	-
Net cash used in investing activities	-	-
Cash flows from financing activities:
Repurchase of Class B shares	-	-
Issuance of common stock pursuant to Regulation A offering	85,891	1,288,083
Passthrough of Regulation A proceeds to selling shareholders	-	-
Offering costs	(1,987)	(51,132)
Net cash provided by financing activities	83,904	1,236,951
Net change in cash and cash equivalents	(225,999)	309,535
Cash and cash equivalents at beginning of period	887,817	507,291
Cash and cash equivalents at end of period	$661,818	$816,826

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental non-cash disclosure of cash flow information:
Pending investments liability transferred to equity	$-	$12,694
Payable to Class B common stockholders	$-	$183,700
Subscriptions receivable	$-	$39,664

See accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
UNAUDITED

1.	NATURE OF OPERATIONS

Next Thing Technologies, Inc. (the “Company”) is a corporation formed on August 26, 2019 under the laws of Delaware. The Company is creating and investing in solutions focused on energy storage and renewable energy technologies. The Company is headquartered in Oceanside, California.

As of June 30, 2026, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities, research and development and raising of capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, has sustained net losses of $453,771 and $1,066,788 for the six months ended June 30, 2026 and 2025, respectively, and has incurred negative cash flows from operations for the six months ended June 30, 2026 and 2025. As of June 30, 2026, the Company had an accumulated deficit of $7,776,380. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying financial statements include deferred income tax assets and valuation of stock options.

NEXT THING TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

UNAUDITED

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At June 30, 2026 and December 31, 2025, there was $95,385 and $383,511 of cash in excess of federally insured limits or in uninsured money market accounts, respectively. In addition, cash equivalents are invested in a U.S. Treasury money market fund, which are backed by the full faith and credit of the U.S. Government.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Money market funds are classified as cash equivalents if they are short-term, highly liquid investments readily convertible to known amounts of cash and subject to an insignificant risk of changes in value. As of June 30, 2026 and December 31, 2025, the Company held $241,020 and $236,894 in U.S. Treasury money market funds, respectively, which were classified as cash equivalents. For the six months ended June 30, 2026 and 2025, money market funds earned dividend income of $4,487 and $2,603, respectively.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

NEXT THING TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

UNAUDITED

Indefinite-Lived Intangible Assets

Indefinite-lived intangible assets consist primarily of trademarks purchased in September 2019. The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company did not recognize any impairment losses for the six months ended June 30, 2026 and 2025.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives, which are generally five years for equipment. The Company periodically evaluates property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such indicators are present, the Company records an impairment loss equal to the excess of the carrying amount over the asset’s fair value. No impairment losses were recognized for the six months ended June 30, 2026 and 2025. Property and equipment are derecognized upon disposal or when no future economic benefits are expected from their use or disposition, and any resulting gain or loss, calculated as the difference between the proceeds received and the carrying amount of the asset, is recognized in the statement of operations.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Subscription Receivable

The Company records stock issuances on the effective date of the subscription agreement. To the extent that consideration has not been received, a subscription receivable is recorded and presented as a current asset, as the amounts are expected to be collected within one year.

Deferred Offering Costs

The Company complies with the requirements of Accounting Standards Codification (“ASC”) 340, Other Assets and Deferred Costs, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Research and Development

The Company’s research and development activities focus on products designed to support technology development, financing, and future revenue growth. Research and development expenses consist primarily of payroll, third-party contractor costs, depreciation and stock option expense associated with the development of products.

NEXT THING TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

UNAUDITED

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2026 and 2025, diluted net loss per share is the same as basic net loss per share for each period. Potentially dilutive items included stock options outstanding as of June 30, 2026 and December 31, 2025, and 2,620,394 shares of preferred stock outstanding. (see Note 6).

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which focuses on the rate reconciliation and income taxes paid. This ASU requires disclosure, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, the ASU requires disclosure of income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. The ASU is effective for public business entities for annual periods beginning after December 15, 2024 and effective for all other business entities one year later. Entities should adopt this guidance on a prospective basis, though retrospective application is permitted. The Company adopted this ASU effective January 1, 2026. The ASU affects only the annual income tax disclosures and has no impact on the Company’s financial condition, results of operations or cash flows.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NEXT THING TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

UNAUDITED

4.	PROPERTY AND EQUIPMENT, NET

The following is a summary of property and equipment:

	June 30,	December 31,
	2026	2025
Equipment	$24,894	$24,894
Less: Accumulated depreciation	(13,721)	(11,232)
Property and equipment, net	$11,173	$13,662

Depreciation expense was $2,489 and $2,276 for the six months ended June 30, 2026 and 2025, respectively.

5.	INVESTMENT

During the year ended December 31, 2025, the Company invested $9,178 to acquire indirect exposure to equity securities of Crusoe Energy, a privately held company engaged in AI infrastructure and data center operations. The investment was made through the purchase of membership interests in a pooled investment vehicle managed by a third-party fund manager, in a transaction conducted pursuant to Regulation D under the Securities Act of 1933. The securities are not publicly traded and are subject to transfer restrictions. The Company uses the measurement alternative for equity investments with no readily determinable fair value, and the investment is reported at cost, adjusted for impairments or any observable price changes in ordinary transactions with identical or similar investments. No impairment adjustment was deemed necessary as of June 30, 2026.

6.	STOCKHOLDERS’ EQUITY

As of June 30, 2026 and December 31, 2025, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue a total of 10,000,000 shares of preferred stock, with 2,620,394 designated as Series Seed Preferred Stock. 32,000,000 shares of Class A common stock and 18,000,000 shares of Class B common stock, all $0.00001 par value.

During the six months ended June 30, 2026, the Company issued 24,080 shares of Class A common stock for gross proceeds of $84,133 in final closings of subscriptions received before its Regulation A offering. The gross proceeds include $12,694 received before December 31, 2025 for shares that had not been issued at that date. The Company also collected the $14,452 holdback receivable recorded at December 31, 2025.

The Company incurred $1,987 of offering costs related to the Regulation A offering, excluding marketing costs. Such offering costs are accounted for in accordance with applicable U.S. GAAP based on the nature of the costs and the related securities transactions.

As of June 30, 2026 and December 31, 2025, $413,169 payable to the Class B selling shareholders remained outstanding.

NEXT THING TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

UNAUDITED

During the six months ended June 30, 2025, the Company continued the Regulation A offering of its Class A common stock, of which a portion of this offering includes selling Class B stockholders. The Company issued 233,951 shares of Class A common stock at a price of $3.00 per share and effective November 7, 2024 at a price of $6.00 per share (subject to various bonus provisions reducing the effective price per share), providing gross proceeds of $1,317,167 in the six months ended June 30, 2025. In addition, a subscription receivable amounted to $39,664 as of June 30, 2025 from a 5% holdback of investor funds for ninety days. The Company also received $12,694 in amounts for shares to be issued for which shares had not yet been issued as of June 30, 2025, and therefore recorded such as a current liability pending issuance of such shares. The Company incurred $51,132 in offering costs associated with this offering. With this offering, the selling Class B shareholders sold 30,617 shares of Class A common stock, which were converted from Class B common stock in association with these sales. The proceeds from which of $183,700 were received by the Company and were payable to the Class B selling shareholders as of June 30, 2025.

Each holder of Class A common stock will be entitled to one vote for each share of common stock held. Each holder of Class B common stock will be entitled to ten votes for each share of common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held. Class B stockholders may convert shares of Class B common stock into shares of Class A common stock at the option of the holder at any time.

Holders of Series Seed Preferred Stock are entitled to various protective provisions, including dilution protected dividend rights ratable with common stockholders and conversion rights into Class A common stock at a dilution protected one-for-one rate at the holder’s option. Series Seed Preferred Stock is subject to mandatory conversion if and upon an initial public offering or upon a vote of the holders. Holders of Series Seed Preferred Stock have voting rights on an as converted basis with Class A common stock. Holders of Series Seed Preferred Stock are entitled to a liquidation preference of $1.94 per share, resulting in a liquidation preference of $5,083,564 as of June 30, 2026 and December 31, 2025. Preferred stockholders have one vote per share.

As of June 30, 2026 and December 31, 2025, the Company had 877,739 and 853,659 shares of Class A common stock and 12,123,715 and 12,123,715 shares of Class B common stock outstanding, each respectively.

As of June 30, 2026 and December 31, 2025, the Company had 2,620,394 shares of Series Seed Preferred Stock issued and outstanding.

2021 Equity Incentive Plan

On June 11, 2021, the Board approved and adopted the Company’s 2021 Equity Incentive Plan (the “Plan”) and reservation of 2,400,000 shares of Class A common stock for the Plan. There were 2,205,073 shares available for issuance under the Plan as of June 30, 2026 and December 31, 2025, respectively. As of June 30, 2026 and December 31, 2025, there were 194,927 options outstanding with a weighted average exercise price of $2.66 per share. There were 130,637 and 115,207 options exercisable as of June 30, 2026 and December 31, 2025, respectively.

The Company recognizes compensation expense for stock option awards on a straight-line basis over the applicable service period of the award. The service period is generally the vesting period. No stock options were granted during the six months ended June 30, 2026 and 2025.

NEXT THING TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

UNAUDITED

The following is a summary of option activity pursuant to the Plan during the six months ended June 30, 2026.

Weighted
Average
	Number of	Exercise	Intrinsic
	Options	Price	Value
Outstanding at December 31, 2025	194,927	$2.66	$650,424
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Cancelled			—
Expired	—	—	—
Outstanding at June 30, 2026	194,927	$2.66	$650,424
Exercisable at June 30, 2026	130,637	$2.51	$455,657

Stock-based compensation of $30,187 and $48,183 has been recorded for the six months ended June 30, 2026 and 2025, respectively. Remaining unvested options as of June 30, 2026 vest over a remaining period of 26 months and the unrecognized stock-based compensation is $122,256 as of June 30, 2026. The weighted average remaining contractual terms of the outstanding options is 7.23 years.

7.	RELATED PARTY TRANSACTIONS

As of June 30, 2026 and December 31, 2025, the Company had a receivable of $1,122 reflected as a related party balance. The receivable arose in connection with the investment (see Note 5), which was made through a third-party platform. The offering was oversubscribed, and the excess subscription amount was returned to the originating account, which is held in the Chief Executive Officer’s name by design of the platform. The balance is not subject to a formal agreement, is considered payable on demand, and does not bear interest.

As of June 30, 2026, the Company has a payable to two shareholders of $413,169 related to the selling shareholder proceeds. The balance does not bear interest. One of the two shareholders is an entity controlled by the Company’s Chief Executive Officer

8.	COMMITMENTS AND CONTINGENCIES

The Company may from time to time, be subject to pending or threatened legal proceedings, disputes with contractors, or regulatory inquiries in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, an adverse resolution of one or more of these matters could have a material impact on the Company’s business, financial condition, results of operations.

Contractor Dispute

As disclosed in the Company’s annual report on Form 1-K for the year ended December 31, 2025, a former contractor filed an administrative wage claim against the Company with the California Department of Industrial Relations, Division of Labor Standards Enforcement. Subsequent to June 30, 2026, in September 2026 the Company received a demand letter from the contractor’s counsel asserting claims in connection with the matter.

The Company has retained outside counsel, continues to believe the claim is without merit, and intends to defend the matter. As of June 30, 2026, the Company has recorded an accrual for the amount management believes is probable and reasonably estimable with respect to this matter, which significantly differs from that in the claim. The amount accrued is not disclosed because management believes disclosure of the amount could prejudice the Company’s position in the ongoing dispute. The ultimate resolution of this matter could differ from the amount accrued. An adverse outcome significantly beyond our accrual could have a material effect on our financial condition.

9.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 28, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements except disclosed below:

On July 31, 2026, the Company filed an offering statement on Form C for an offering of up to $4,999,997 of its Class A common stock under Regulation Crowdfunding, conducted through DealMaker Securities LLC. The offering reached its target amount and the Company had closed on gross proceeds of $296,641. The offering is scheduled to remain open until April 25, 2027, and there is no assurance that additional proceeds will be received.

See Note 8 regarding a demand letter received after June 30, 2026 in connection with a wage claim.

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description
2.1	Restated Certificate of Incorporation (Filed with the Form 1-A of the company and available here, https://www.sec.gov/Archives/edgar/data/1897152/000121390023042103/ea178996ex2-1_nextthing.htm)
2.2	Certificate of Designation (Filed with the Form 1-A of the company and available here, https://www.sec.gov/Archives/edgar/data/1897152/000121390023042103/ea178996ex2-2_nextthing.htm)
2.3	Bylaws (Filed with the Form 1-A of the company and available here, https://www.sec.gov/Archives/edgar/data/1897152/000121390023042103/ea178996ex2-3_nextthing.htm)
6.1	2021 Equity Incentive Plan (Filed with the Form 1-A of the company and available here, https://www.sec.gov/Archives/edgar/data/1897152/000121390023042103/ea178996ex6-1_nextthing.htm)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXT THING TECHNOLOGIES, INC.

By:	/s/ Jason Adams
Name:	Jason Adams
Title:	CEO

This Semi-Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jason Adams
Jason Adams, Principal executive officer,
Principal financial officer, Principal
accounting officer, and director
Date: September 28, 2026